Exhibit 99.11

CONSENT OF SRK CONSULTING (UK) LTD.

The undersigned hereby consents to the use of “SRK Consulting (UK) Ltd.” and “Steffen, Robertson & Kirsten (UK) Ltd.” in connection with the following, which are being filed as exhibits to and incorporated by reference into the annual report on Form 40-F of Banro Corporation (the “Company”) being filed with the United States Securities and Exchange Commission:

1.	The technical report dated March 9, 2011 (as revised on March 24, 2011) entitled “Economic Assessment NI 43-101 Technical Report, Twangiza Phase 1Gold Project, South Kivu Province, Democratic Republic of the Congo” (the “Twangiza Report”);

2.	Section 2 (entitled “Regional Geology”) and Section 3 (entitled “Kamituga”) of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. dated February 2005, and entitled “NI 43-101 Technical Report, Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo” (the “Kamituga Report”);

3.	The management’s discussion and analysis of the Company for the year ended December 31, 2012, which included reference to the undersigned in connection with information relating to the Twangiza Report; and

4.	The annual information form of the Company dated March 26, 2013, which includes reference to our name in connection with information relating to the Twangiza Report and the Kamituga Report.

Date: March 26, 2013	SRK CONSULTING (UK) LTD.

By: /s/ Martin Pittuck

Name: Martin Pittuck
Title: Principal Resource Geologist